UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51322

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aurora Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2565 West Maple
(No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Moore	888-548-6701	pmoore@sassetmgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael R. Schaps_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aurora Securities, Inc._____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michael R. Schaps_ (signature)

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AURORA SECURITIES, INC.

Financial Statements
and
Report of Independent Registered Public Accounting Firm
For the Year Ended December 31, 2025

TABLE OF CONTENTS

Page



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Aurora Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aurora Securities, Inc. (the Company) as of December 31, 2025, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 2, 2026

AURORA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Current Assets
Cash and cash equivalents	$ 414,720
Deposit with clearing organization	265,065
Accounts receivable	49,979
Commissions receivable	99,719
Prepaid expenses	107,742
Loan receivable	35,000
Total current assets	972,225
Total assets	972,225

Liabilities and Members' Equity

Current Liabilities
Accounts payable	311,309
Payroll liabilities	76,498
Other current liabilities	95,846
Commissions payable	86,755
Total liabilities	$ 570,408

Stockholders' equity
Common stock - authorized, 10,000 shares, issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	183,000
Retained earnings	43,305
Net income	174,512
Total stockholder's equity	401,817
Total liabilities and members' equity	$ 972,225

The accounting notes are an integral part of this statement.

AURORA SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue

Private placement commissions	$ 9,746,043
Commissions	952,505
Distribution fees	931,668
Sponsorship income	254,750
Other income	149,803
Reimbursed expense income	76,660
Underwriting fees	61,021
Interest income	14,861
	12,187,311

Cost and expenses:

Salaries, wages, commissions and benefits	11,381,371
Sponsorship expense	218,308
Regulatory fees	145,680
General and administrative	109,919
Professional fees	71,100
Technology and communications	66,021
Occupancy and equipment	18,000
	12,010,399
Income (loss) before income taxes	176,912
Income tax expense - current	2,400
Net income (loss)	$ 174,512

The accounting notes are an integral part of this statement.

AURORA SECURITIES, INC.
STATEMENT OF STOCKERHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2024	1,000	133,000	43,305	177,305
Contributed capital			50,000	50,000
Net income for year			174,512	174,512
Balance at December 31, 2025	$ 1,000	$ 133,000	$ 267,817	$ 401,817

The accounting notes are an integral part of this statement.

AURORA SECURITIES, INC.
STATEMENT OF STOCKERHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

OPERATING ACTIVITIES

    Cash flows from operating activities:

Net income (loss)	$ 174,512
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Changes in operating assets and liabilities	-
Accounts receivable	62,916
Commissions receivable	(149,278)
Loan receivable	(35,000)
Prepaid expense	(66,795)
Accounts payable	(215,295)
Related party payable	76,498
Other current liabilities	70,774
Payroll liabilities	(59,903)
Net cash used in operating activities	(141,570)
FINANCING ACTIVITIES	
Members' contribution	50,000
Net cash provided in Financing Activities	50,000
Net cash decrease	(91,570)
Cash and cash deposits at beginning of year	506,290
Cash and cash deposits at end of year	$ 414,720
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ 2,400

The accounting notes are an integral part of this statement.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Nature of Operations

The Company is a registered securities broker dealer. The Company was formed to offer a broad range of investment management services for the investing public located primarily in Southeast Michigan. The Company maintains no physical securities, client cash or margin accounts.

The Company has entered into a fully disclosed clearing agreement with a nationally recognized clearing firm.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company operates as a single operating segment. The Chief Executive Officer evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

AURORA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Concentrations of Credit Risk

The Company places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may exceed FDIC insured limits. At December 31, 2025, the Company's uninsured cash balance total was $164,720.

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Fees on insurance products are recorded when income is reasonably determinable.

Commissions Receivable consists of commissions, fees and other amounts owed to the Company. The Company considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

AURORA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Advertising

The Company's advertising costs are expensed as incurred. There were no Advertising costs for the year ended December 31, 2025.

2. **COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS**

Commissions from brokers represent commissions due and accrued to the Company from their correspondents. The payable to brokers are commissions due to the brokers.

3. **EXEMPTION UNDER RULE 17a-5**

The Company is filing this Exemption Report under 15c3-3(k)(2)(ii) and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a- 5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company also claimed an exemption from 17 C.F.R. ? 240.15c3-3 under the following provisions of 17 C.F.R. ? 240.15c3-3 (k):(2)(ii).

4. **INCOME TAXES**

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. If it is more likely than not that some portion or all of a deferred tax asset will not be recognized, a valuation allowance is recognized.

4.   INCOME TAXES (continued)

The Company adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than- not to be sustained upon examination by taxing authorities. For the year ended December 31, 2025, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

During the year ended December 31, 2025, the Company incurred $114 of interest and penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal and state income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

5.   RELATIED PARTIES

The Company leases office space on a month-to-month basis of a related organization (common stockholder) and accordingly, incurred expenses to such organization amounting to $18,000 for the year ended December 31, 2025.

The Company provided compliance related services to an affiliate under common control in the amount of $45,000 for the year ended December 31, 2025.

6.   BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

7.   NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Company. At December 31, 2025, net capital as defined by the rules, equaled $206,070. The ratio of aggregate indebtedness to net capital was 286%. Net capital in excess of the minimum required was $156,070.

8.   **POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3**

Information relating to possession or control requirements is not applicable to the Company.

9.   **CONTINGENCIES**

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has six arbitration claims filed against it. The nature of the claims is related to the Company's activities in the securities industry. The arbitrations seek unspecified amounts of damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss cannot be made by legal counsel on this open claim; however, the Company expects any potential loss to be covered by its errors and omissions insurance. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

10.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through March 2, 2026, the date which the financial statements were available to be issued.

SUPPLEMENT INFORMATION

AURORA SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUATION OF NET CAPITAL

Total stockholders' equity from Statement of Financial Condition	$401,817
Less nonallowable assets from Statement of Financial Condition	(195,747)
Net capital before haircuts on securities position	206,070
Haircuts on securities	-
Net Capital	$206,070

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

(A) Minimum net capital required based on 6-2/3% of aggregate indebtedness	$ 39,250	
(B) Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	
Net capital requirement: greater of (A) or (B)		50,000
Excess net Capital		156,070
(C) - 10% of total aggregate indebtedness	$ 58,875	
(D) - 120% of minimum net capital requirement	$ 60,000	
Net Capital less the greater of (C) or (D)		$146,070

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness - total liabilities	$588,749
Percentage of Aggregate Indebtedness to Net Capital	286%

There are no material differences between the amount presented above and the amount reported on the Company's FOCUS report as of December 31, 2025.

AURORA SECURITIES, INC.

SCHEDULE II & III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

This Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Aurora Securities, Inc.

We have reviewed the accompanying Exemption Report of Aurora Securities, Inc. (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 2, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

AURORA SECURITIES, INC.
2565 West Maple / Troy, Mi 48084
248-414-1955

SUPPLEMENTAL EXEMPTION REPORT PURSUANT TO SECRULE17a-5

Auora Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) broker or dealer selling variable life insurance or annuities (3) broker or dealer selling tax shelters or limited partnerships in primary distributions (4) private placements.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Aurora Securities, Inc.

I, Michael R. Schaps, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Michael R. Schaps

_____

Michael R. Schaps, Chief Financial Officer
February 27, 2026